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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  EIS International, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  268539103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

   Peter A. Wright, P.A.W. Capital Corp., 10 Glenville Street,

            Greenwich, CT 06831-3638; (203) 531-5400

     (Date of Event which Requires Filing of this Statement)

                         January 6, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 268539103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Peter A. Wright

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

          37,000

8.  Shared Voting Power:

         627,500

9.  Sole Dispositive Power:

          37,000

10. Shared Dispositive Power:

         627,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         664,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.7%

14. Type of Reporting Person

         IN














































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CUSIP No. 268539103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         P.A.W. Capital Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         627,500

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         627,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         627,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.4%

14. Type of Reporting Person

         CO














































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The purpose of this Schedule 13D is to report the ownership of
Peter A. Wright and P.A.W. Capital Corp. ("P.A.W.") (together, the "Reporting Persons") in the Common Stock of EIS International, Inc. (the "Company"). Mr. Wright and P.A.W. beneficially own 5.7% and 5.4%, respectively, of the outstanding shares of Common Stock of the Company.

Item 1.  Security and Issuer

         This statement relates to shares of Common Stock of the Company. The Company's principal executive office is located at 555 Herndon Pkwy, Herndon, Virginia 20170.

Item 2.  Identity and Background

         This statement is being filed on behalf of Mr. Wright and P.A.W., a Delaware corporation. Mr. Wright is the sole shareholder and President of P.A.W. P.A.W.'s principal business is to act as an investment adviser; its principal office is at 10 Glenville Street, Greenwich, Connecticut 06831-3638. P.A.W. is the general partner of P.A.W. Capital Partners, L.P., P.A.W. Partners, L.P. and P.A.W. Long Term Partners, L.P., each of which is a Delaware limited partnership, and the investment manager of P.A.W. Offshore Fund Limited, a Bahamian corporation (together referred to as the "Funds").

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Wright is a citizen of the-United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Wright is deemed to beneficially own 664,500 shares of the Company's common stock, of which 627,500 shares are deemed to be beneficially owned by P.A.W. All 664,500 shares of Common Stock are held by the Funds or by managed accounts over which Mr. Wright or P.A.W. has investment discretion. 37,000 shares of Common Stock are held in


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         Mr. Wright's personal accounts or accounts over which
         Mr. Wright has Power of Attorney.   The shares of Common
         Stock were purchased in open market transactions at an aggregate cost of $4,228,003. The funds for the purchase of the Common Stock held in the Funds or managed accounts over which the Reporting Persons have investment discretion have come from each entity or account's own funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, Mr. Wright is deemed to be the beneficial owner of 664,500 shares of the Company's Common Stock, of which 627,500 shares are deemed to be beneficially owned by P.A.W. Based on information received from the Company we believe there to be 11,640,834 shares of the Company's Common Stock outstanding. Therefore, Mr. Wright and P.A.W. are deemed to beneficially own 5.7% and 5.4%, respectively, of the Company's outstanding shares of Common Stock.
         The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common stock that they currently beneficially own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Company.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Company that were effected by the Reporting Persons during the 60 days prior to January 6, 1998 through the date of this filing.


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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             P.A.W. Capital Corp.


                             By:  /s/ Peter A. Wright
                                 _____________________________
                                 Peter A. Wright, President




                               /s/ Peter A. Wright
                             _________________________________
                             Peter A. Wright


January 16, 1998

























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                                                      Exhibit A


                       Daily Transactions
                          Common Stock


             Purchase           Number                  Price
               Date            of Shares              per Share

            11/10/97            53,700                 $7.29
            11/11/97             7,800                  7.25
            12/04/97            27,000                  6.38
            12/05/97             1,500                  6.47
            12/08/97            40,500                  5.94
            12/08/97          (42,000)                  5.91
            12/09/97            54,500                  5.74
            01/06/98            18,900                  6.29
            01/07/98            30,100                  6.66
            01/09/98            40,500                  6.51

































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